82-4401



RECEIVED
2006 MAY 12 A 7:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PSG
CAPITAL LIMITED

SUPPL

9 May 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
Stop 3-9

***Per fax: 091 202 772 9207***

*Number of pages in total:* ***4***

Dear Sir/Madam

**JD GROUP LIMITED: TRADING STATEMENT**

The enclosed letter and attachment is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended ("the Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise, subject thereto that the liabilities of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact the undersigned at:

Telephone : +27 11 797 8436
Facsimile : +27 11 797 8435
E-mail : gerhards@psgcapital.com

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

Yours faithfully
**PSG CAPITAL LIMITED**

**G P SWART**
**Executive: Corporate Finance**
cc Melvyn Jaye, Company Secretary : JD Group Limited
cc Solette Wilke

dlw 5/12

PSG
CAPITAL LIMITED

9 May 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
Stop 3-9

Dear Sir/Madam

**JD GROUP LIMITED ("JD Group"): UNAUDITED FINANCIAL RESULTS FOR THE 6 MONTHS ENDED 28 FEBRUARY 2006 ("Interims")**

We wish to advise you that JD Group Limited released their interims on the Securities Exchange News Service of the JSE Limited at 15:01 on Monday, 8 May 2006 and was published in the press on Tuesday, 9 May 2006.

For your information, the financial results are available on JD Group Limited's website at the following address: www.jdg.co.za.

Yours faithfully
**PSG CAPITAL LIMITED**

**G P SWART**
**Executive: Corporate Finance**
cc Melvyn Jaye, Company Secretary : JD Group Limited
cc Solette Wilke

# Unaudited Financial Results

6 months ended 28 February 2006

## Financial highlights

- Revenue up by 18% to R6,1 billion (2005: R5,2 billion)
- Total sale of merchandise increased by 13% to R4,2 billion (2005: R3,6 billion)
- Operating income up by 18% to R1,1 billion (2005: R0,9 billion)
- Operating margin improved from 18.1% to 18.3%
- Headline earnings per share up by 22% to 458,3 cents (2005: 375,5 cents)
- Distribution per share up by 23% to 230 cents (2005: 185 cents)
- Arrears percentage down to 7,8% (2005: 10,1%)
- Gearing ratio 1,4% (2005: Nil)

JD GROUP

**Benefiting** from the changing face of South Africa



### Operating environment

The momentum in consumer spending on household durable goods continued throughout the period under review. Deflation prevailed in most product categories. The credit risk profiles of consumers remained stable as did the positive payment patterns.

### Financial overview

The results of the Group incorporate changes to accounting standards in order to comply with International Financial Reporting Standards ("IFRS"). Comparative figures have been restated accordingly.

The main restatements made to comply with IFRS are:

- Expensing the cost of share options granted to employees over the vesting period of those options, as required by IFRS 2 Share-based payments;
- Accounting for the effect of translating the results of the Group's foreign operations directly in non-distributable reserves and no longer in the income statement;
- As required by IAS 16 Property, plant and equipment, the expected useful lives and residual values of property, plant and equipment have been revisited. In addition, the land component of property is no longer depreciated, only the buildings component. This has resulted in a reduction in the depreciation charge to the income statement.
- Goodwill raised as a result of a business combination transaction will no longer be amortised over its expected useful life, as required by IFRS 3 Business Combinations. Acquired trademarks continue to be amortised.

The Connection Group was acquired with effect from 1 December 2005 and their financial performance is included from that date.

Revenue increased by 18% to R6,1 billion (2005: R5,2 billion), with the sale of merchandise increasing by 16% to R4,2 billion (2005: R3,6 billion). The increase in sales represents like on like growth of 9%. Sale of merchandise constituted 70% of total revenue (2005: 69%), with the remainder being finance charges, financial and other services. Southern African revenue contributed 97% of total revenue (2005: 97%). Abra grew revenue in Zloty terms by 11%. Credit sales accounted for 49,4% of total sales (2005: 52,9%). The credit chains increased their sale of merchandise by 12,6%.

The Group's overall average product margin reduced slightly to 30,5% (2005: 32,0%) mainly due to the impact of Hi-Fi Corporation which experienced a product margin reduction of 2,1% and the inclusion of the Connection Group which operates at lower product margins. Our credit chains kept their product margin at 35%. Stock markdowns of R27 million (2005: R18 million) were incurred as a result of product deflation. Retail prices of electrical goods declined by 6,5% on average due to the strength of the rand and a decline in US dollar prices. This impacted on Hi-Fi Corporation as well as the electrical goods component of our credit chains in southern Africa. Furniture deflation of 2% was experienced for the period under review and overall deflation was 4%.

Finance charges earned increased by 10% over the comparable period to R774 million in line with the growth in credit sales. Financial services, which includes all the Group's insurance offerings, increased by 15% to R788 million, due mainly to the increase in the number of transactions.

Operating expenses increased by 12% to R2 billion with the inclusion of the Connection Group.

Operating income grew by 18% to R1,1 billion with the operating margin improving to 18,3% from 18,1%. Headline earnings increased to R804 million (2005: R640 million). Headline earnings per share rose by 22% to 458,3 cents (2005: 375,5 cents).

Net instalment sale receivables experienced a growth of 13,9% to R5,7 billion over the past six months. Total provisions as a percentage of gross instalment sale receivables stand at 27,9% (2005: 22,4%).

Bad debts written off decreased from 2,9% to 2,6% of gross receivables. Arrears represented 7,8% of gross receivables, down from 10,1% the previous year. It is significant to note that the rand amount of arrears reduced from R710 million to R618 million year on year. The average length of the book has increased to 14,1 months (2005: 13,5 months).

Inventories increased by 24% on the previous year due to the inclusion of the Connection Group.

The Group currently has gearing of 1,4% (2005: Nil). Cash generated by trading increased to R1 191 million (2005: R1 001 million). Working capital cash requirements increased from R597 million to R755 million with the increase in the instalment sale receivables accounting for the bulk of the increase.

### Operational review

The Connection Group with their 27 Photo Connection and 67 Incredible Connection stores were successfully integrated during the period under review. This chain with their differentiated product offering allows the Group access to one of the fastest growing segments of the consumer durable market.

We place significant focus on differentiating our brands in order to capture as much of our target market as possible and at the same time minimise competition amongst our brands. Measures are in place to counter, as far as possible, the impact of deflation on the businesses.

The Group now administers in excess of 1,8 million current customer accounts. Since year end, 61 stores have been renovated, 3 stores closed and 14 new stores opened bringing our total store base to 1 038.

### Abra

Abra increased its store base to 42 during the period under review. The Polish economy improved considerably over the last year. Our operation is now profitable for the first time and we plan to extend the store footprint nationally. This now enables Abra to benefit from national advertising and better economies of scale.

### Maravedi

This new financial services group, in participation with ABSA Bank and Thebe Investment Corporation, provides the mass market with improved access to financial products. Having completed a test phase in 31 outlets, an extended pilot in 152 of our existing outlets is currently underway.

### Corporate governance

JD Group complies with the Code of Corporate Practices and Conduct as set out in the King II Report on Corporate Governance and the JSE Limited's Listings Requirements.

### Triple bottom line

The Group remains committed to support HIV/Aids interventions, sound labour relations, enhanced skills training and the development of our people. Black Economic Empowerment within our South African communities is an integral part of the Group's strategy.

### Prospects

Trading has remained buoyant subsequent to the reporting date. The growth experienced by Hi-Fi Corporation since January is especially gratifying. The quality of the instalment sale receivables should be maintained in the current economic environment. Cash generation is traditionally also stronger in the second half of the financial year and it is therefore expected that dividend cover will remain at two times.

For and behalf of the board

I David Sussman | Mias Strauss | Gerald Völkel
*Executive chairman* | *Chief executive officer* | *Financial director*

Johannesburg
9 May 2006

### Declaration of interim dividend number 45

Notice is hereby given that the board of directors has declared an interim dividend of 230 cents per share (2005: 185 cents per share) for the six months ended 28 February 2006. The dividend has been declared in the currency of the Republic of South Africa.

In accordance with the settlement procedures of STRATE, the following dates will apply to the interim dividend:

| | |
|---|---|
| Last day to trade cum dividend | Friday, 2 June 2006 |
| Trading ex dividend commences | Monday, 5 June 2006 |
| Record date | Friday, 9 June 2006 |
| Dividend payment date | Monday, 12 June 2006 |

Share certificates may not be dematerialised or rematerialised between Monday, 5 June 2006 and Friday, 9 June 2006, both days inclusive.

## Income statement

| Audited Restated 12 months ended 31 August 2005 R million | | Unaudited 6 months ended 28 February 2006 R million | Unaudited Restated 6 months ended 28 February 2005 R million | Change % |
|---|---|---|---|---|
| 9 703 | Sale of merchandise | 4 245 | 3 557 | 19 |
| 1 454 | Finance charges earned | 774 | 705 | 10 |
| 1 268 | Financial services | 788 | 680 | 15 |
| 455 | Other services | 280 | 238 | 18 |
| 8 933 | Revenue | 6 095 | 5 177 | 18 |
| 4 529 | Cost of sales | 2 933 | 2 420 | 21 |
| 3 418 | Operating expenses before the following: | 1 962 | 1 755 | 12 |
| 88 | Depreciation | 47 | 38 | 30 |
| 20 | Amortisation – trademark | 16 | 10 | |
| 31 | Share-based payments | 21 | 18 | |
| 8 | Loss on disposal of Mozambique operations | – | 5 | |
| (8) | Surplus on disposal of property, plant and equipment | (2) | (4) | |
| 1 788 | Operating income (note 2) | 1 112 | 940 | 18 |
| 52 | Investment income | 25 | 21 | 23 |
| 69 | Finance income (note 3) | 22 | 40 | (37) |
| (205) | Finance costs (note 3) | (70) | (100) | 29 |
| 1 | Share of profit of associates | 1 | – | |
| 1 667 | Income before taxation | 1 090 | 901 | 21 |
| 465 | Taxation | 282 | 265 | 7 |
| 1 202 | Income attributable to shareholders | 808 | 636 | 27 |
| | Reconciliation of headline earnings | | | |
| 1 202 | Income attributable to shareholders | 808 | 636 | |
| 6 | Loss on disposal of Mozambique operations | – | 6 | |
| (8) | Surplus on disposal of property, plant and equipment | (2) | (4) | |
| 2 | Taxation thereon | 1 | 1 | |
| 1 201 | Headline earnings | 804 | 640 | 26 |
| 175 505 | Number of shares in issue (000) | 176 000 | 174 500 | 2 |
| 887 | Treasury shares held (000) | 1 355 | 1 079 | |
| 174 618 | Number of shares held outside the Group (000) | 174 645 | 173 421 | 2 |
| | Weighted average number of shares in issue (000) | | | |
| 172 221 | – basic | 175 540 | 170 391 | 3 |
| 176 879 | – diluted | 180 784 | 177 604 | 2 |
| | Headline earnings per share (cents) | | | |
| 697,6 | – basic | 458,3 | 375,5 | 22 |
| 671,8 | – diluted | 445,0 | 360,2 | 24 |
| | Earnings per share (cents) | | | |
| 698,2 | – basic | 460,4 | 373,2 | 23 |
| 672,4 | – diluted | 447,1 | 358,0 | 25 |
| 352 | Distribution to shareholders (cents) | 230 | 185 | 23 |
| 185 | – Interim (proposed) | 230 | 185 | 23 |
| 167 | – Final | | | |
| 17,7% | Operating margin (%) | 18,3% | 18,1% | 1 |

## Balance sheet

| Audited Restated 31 August 2005 R million | | Unaudited 28 February 2006 R million | Unaudited Restated 28 February 2005 R million |
|---|---|---|---|
| | Assets | | |
| 662 | Non-current assets | 1 310 | 658 |
| 287 | Property, plant and equipment | 427 | 258 |
| – | Goodwill | 332 | – |
| 145 | Trademark | 251 | 155 |
| 110 | Investments and loans | 110 | 110 |
| 16 | Interest in associate companies | 56 | 13 |
| 104 | Deferred taxation | 44 | 123 |
| 7 778 | Current assets | 7 654 | 7 599 |
| 867 | Inventories | 1 078 | 850 |
| 6 269 | Trade and other receivables (note 4) | 6 061 | 6 215 |
| – | Financial assets | – | 16 |
| 67 | Taxation | 1 | 60 |
| 1 564 | Bank balances and cash | 521 | 1 326 |
| 8 440 | Total assets | 8 964 | 8 257 |
| | Equity and liabilities | | |
| | Equity and reserves | | |
| 1 925 | Share capital and premium | 2 057 | 1 573 |
| (15) | Treasury shares | (80) | (29) |
| (40) | Non-distributable reserves | 179 | 442 |
| 2 848 | Retained income | 3 146 | 3 074 |
| 282 | Equity attributable to shareholders | | |
| 4 767 | Shareholders' equity | 5 343 | 4 455 |
| 1 640 | Non-current liabilities | 1 030 | 1 516 |
| 610 | Interest bearing long-term liabilities | 743 | 826 |
| 56 | Non-interest bearing long-term liability | 103 | 53 |
| 664 | Deferred taxation | 684 | 637 |
| 2 133 | Current liabilities | 2 356 | 2 157 |
| 1 799 | Trade and other payables (note 5) | 1 869 | 1 686 |
| 317 | Interest bearing liabilities | 325 | 383 |
| – | Financial liabilities | – | – |
| 49 | Taxation | 163 | 88 |
| 8 440 | Total equity and liabilities | 8 964 | 8 257 |
| 126 | Directors' valuation of unlisted investments | 188 | 122 |
| 73 | Capital expenditure authorised and contracted | 33 | (29) |
| 37 | Capital expenditure authorised and not yet contracted | 32 | 36 |
| 1 035 | Operating lease commitments | 1 204 | 1 104 |
| | The Group has no other material commitments or contingent liabilities. | | |
| 2 717,0 | Net asset value per share (cents) | 3 005,0 | 2 570,3 |
| (9,6) | Gearing ratio (net) (%) | 1,4 | (0,4) |

## Cash flow statement

| Audited Restated 12 months ended 31 August 2005 R million | | Unaudited 6 months ended 28 February 2006 R million | Unaudited Restated 6 months ended 28 February 2005 R million |
|---|---|---|---|
| 290 | Cash flows from operating activities | 80 | (96) |
| 1 891 | Cash generated by trading | 1 191 | 1 001 |
| (565) | Increase in working capital | (755) | (597) |
| 1 326 | Cash generated by operations | 436 | 404 |
| 53 | Investment income | 25 | 21 |
| (112) | Finance costs – net | (45) | (22) |
| (262) | Taxation paid | (56) | (123) |
| 959 | Cash available from operating activities | 360 | 160 |
| (679) | Dividends paid | (303) | (256) |
| (116) | Cash flows from investing activities | (430) | (37) |
| 19 | Proceeds on disposal of Mozambique operations | – | 19 |
| – | Acquisition of Connection Group | (418) | – |
| (15) | Acquisition of associated companies | (3) | (16) |
| – | Investments and loans repaid | – | 2 |
| 18 | Proceeds on disposal of property, plant and equipment | 11 | 4 |
| (138) | Additions to property, plant and equipment | (151) | (53) |
| (16) | Cash flows from financing activities | (94) | 132 |
| 186 | Proceeds on disposal of treasury shares by share incentive trust | 45 | 133 |
| 160 | Long term borrowings raised | – | 180 |
| (292) | Long term borrowings repaid | (102) | (146) |
| – | Finance lease liabilities raised | – | – |
| (70) | Finance lease liabilities repaid | (37) | (35) |
| 236 | Net (decrease)/increase in cash and cash equivalents | (583) | (1) |
| 1 328 | Cash and cash equivalents at beginning of period | 1 564 | 1 328 |
| 1 564 | Cash and cash equivalents at end of period | 921 | 1 329 |
| 138 | Capital expenditure incurred | 151 | 53 |

# Notes

1. Accounting policies

The accounting policies used in the preparation of the interim profit announcement, which are compliant with International Financial Reporting Standards ("IFRS"), are consistent with those applied in the previous financial year ended 31 August 2005, except for the adoption of the following revised accounting standards:

- IAS 16 Property, plant and equipment
- IAS 21 The effects of changes in foreign exchange rates
- IAS 24 Related party disclosures
- IAS 36 Impairment of assets
- IAS 39 Financial instruments: recognition and measurement
- IFRS 2 Share-based compensation
- IFRS 3 Business combinations

As the Group has previously reported its financial information in accordance with International Accounting Standards, it is not a first time adopter of International Financial Reporting Standards, and the restatements as reflected in the section to the right, are as a consequence of adopting revised accounting standards.

This profit announcement was compiled in terms of IAS 34 – Interim reporting.

| Audited Restated 12 months ended 31 August 2005 R million | | Unaudited 6 months ended 28 February 2006 R million | Unaudited Restated 6 months ended 28 February 2005 R million |
|---|---|---|---|
| | **2. Reconciliation of revenue to operating income** | | |
| 9 533 | Revenue | 6 085 | 5 177 |
| 4 623 | Cost of sales | 2 936 | 2 420 |
| 546 | Other direct operating expenses | 289 | 242 |
| 383 | Administration and IT | 313 | 201 |
| 242 | Marketing | 190 | 179 |
| 468 | Occupancy | 281 | 202 |
| 1 322 | Employees | 720 | [illegible] |
| 381 | Transport and travel | 127 | [illegible] |
| 25 | Management fee | 17 | [illegible] |
| 20 | Amortisation – trademark | 15 | 10 |
| 81 | Share-based payments | 61 | [illegible] |
| 5 | Loss on disposal of Mozambique operations | – | 5 |
| 1 755 | Operating income | 1 112 | 840 |
| | **3. Finance costs – net** | | |
| | Finance costs | | |
| 174 | Interest paid | 62 | 86 |
| 31 | Fair value losses on financial instruments | 1 | 14 |
| 205 | | 70 | 100 |
| | Finance income | | |
| (55) | Interest received | (21) | (24) |
| (8) | Fair value gains on financial instruments | (1) | (6) |
| (63) | | (22) | (30) |
| 142 | Finance costs – net | 48 | 70 |
| | **4. Trade and other receivables** | | |
| 6 964 | Instalment sale receivables (a) | 7 907 | 7 024 |
| (1 866) | Less: provisions | (2 203) | (2 052) |
| (1 008) | Unearned finance charges | (1 160) | (1 058) |
| (401) | Bad debts | (459) | (387) |
| (547) | Other (b) | (583) | (607) |
| 5 098 | Net instalment sale receivables | 5 704 | 4 972 |
| 221 | Other receivables | 249 | 253 |
| 5 320 | Total trade and other receivables | 5 954 | 5 215 |
| 28,1% | Provisions as a percentage of instalment sale receivables (%) | 27,9% | 29,4% |

In accordance with industry norms, amounts due from instalment sale receivables after one year are included in current assets. The credit terms of instalment sale receivables range from 6 to 24 months.

a. Classified as loans and receivables and carried at amortised cost.
b. Other provisions consist of extended guarantees, unearned club and insurance provisions.

5. Trade and other payables

The directors consider the carrying amount of trade and other payables to approximate their fair values.
The credit period of trade payables ranges between 30 and 90 days.

| Raised on the acquisition of Profurn | Raised at acquisition R million | Balance at 31 Aug 2005 R million | Utilised during current period R million | Unaudited 28 Feb 2006 R million |
|---|---|---|---|---|
| Retrenchment costs | 43 | 13 | 1 | 12 |
| Closing of facilities | 20 | 4 | – | 4 |
| Lease closure costs | 134 | 25 | 6 | 19 |
| | 207 | 42 | 9 | 35 |

| Raised on the closure of Profurn legacy stores | Raised on closure R million | Balance at 31 Aug 2005 R million | Utilised during current period R million | Unaudited 28 Feb 2006 R million |
|---|---|---|---|---|
| Retrenchment costs | 1 | – | – | – |
| Lease closure costs | 8 | 1 | 1 | – |
| | 9 | 1 | 1 | – |

The following provisions are included in trade and other payables:

| Audited 31 August 2005 R million | Other provisions | Unaudited 28 February 2006 R million | Unaudited 28 February 2005 R million |
|---|---|---|---|
| 51 | Leave pay | 60 | 53 |
| 40 | Annual bonus | 11 | 10 |
| 91 | | 71 | 63 |

6. Diluted earnings and headline earnings per share

The number of shares for diluted earnings purposes has been calculated after considering the dilutive impact of share options and the cash value to be received in future, in respect of unissued shares granted to employees.

7. Related parties

The Group entered into various transactions with related parties which occurred under terms that are no less favourable than those arranged with independent third parties.

8. Subsequent events

No significant events have occurred in the period between 28 February 2006 and the date of this report.

# Administration

| | |
|---|---|
| JD Group Limited | ("JD" or "the Group") |
| Registration number | 1981/009108/06 JSE code: JDG<br>ISIN: ZAE000030771 |
| Executive directors | ID Sussman (executive chairman), HC Strauss (chief executive officer), JL Bezuidenhout, JHC Kok, G Völkel |
| Non-executive director | IS Levy |
| Independent non-executive directors | MB King, Dr D Konar, M Lock, MJ Shaw |
| Company secretary | MI Jaye |
| Registered office | 11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg, 2001<br>(PO Box 4208, Johannesburg, 2000)<br>Telephone: +27 11 408 0408<br>Facsimile: +27 11 408 0604<br>Email: info@jdg.co.za |
| Transfer secretaries | Computershare Investor Services 2004 (Pty) Ltd<br>70 Marshall Street, Johannesburg, 2001<br>Telephone: +27 11 370 5000<br>Facsimile: +27 11 370 5563 |
| ADR depository | File number 82-4401<br>The Bank of New York Company, Inc.<br>One Wall Street, New York, NY 10286<br>United States of America<br>Telephone: +91 212 495 1084<br>Facsimile: +91 212 635 1121 |
| Sponsor | PSG Capital Limited<br>Building No 8, Woodmead Estate,<br>1 Woodmead Drive, Woodmead, Sandton, 2187<br>Telephone: +27 11 797 8400<br>Facsimile: +27 11 797 8444 |
| Independent auditors | Deloitte & Touche<br>Private Bag X6<br>Gallo Manor<br>2052 |

# Statement of changes in equity

| 31 August 2005 Restated R million | | 28 February 2006 R million | 28 February Restated 2005 R million |
|---|---|---|---|
| 1 286 | Share capital and premium | 2 057 | 1 373 |
| 1 008 | Opening balance | 1 985 | 1 003 |
| 82 | Shares issued to share incentive trusts | 82 | 70 |
| (16) | Treasury shares | (33) | (30) |
| (88) | Opening balance | (16) | (88) |
| (32) | Shares issued to share incentive trusts | (62) | (70) |
| 105 | Proceeds on disposal of shares by share incentive trusts | 44 | 129 |
| (1) | Profit on disposal of treasury shares | – | (1) |
| 54 | Share-based payments reserve | 75 | 38 |
| 33 | IFRS adjustments – retrospective | 54 | 23 |
| 21 | IFRS adjustments – prospective | 21 | 15 |
| 88 | Non-distributable reserves | 97 | 105 |
| 127 | Opening balance | 96 | 127 |
| (12) | IFRS adjustments – retrospective | – | (10) |
| (22) | Translation of foreign entities | 1 | (12) |
| 2 045 | Retained income | 2 344 | 2 074 |
| 1 748 | Opening balance | 2 045 | 1 745 |
| 12 | IFRS adjustments – retrospective | – | 14 |
| 1 302 | Income attributable to shareholders | 808 | 538 |
| (616) | Distributable to shareholders | (412) | (227) |
| 8 | Distributable to share incentive trusts | 5 | 3 |
| – | Distributable to treasury shares | – | 1 |
| 352 | Shareholders for dividends | 408 | 321 |
| 352 | Opening balance | 352 | 253 |
| 616 | Distributable to shareholders | 412 | 327 |
| (8) | Distributable to share incentive trusts | (5) | (3) |
| – | Distributable to treasury shares | – | (1) |
| (594) | Paid to shareholders | (358) | (259) |
| 6 | Paid to share incentive trusts | 2 | 3 |
| 1 | Paid to treasury shares | – | 1 |
| 4 707 | Balance at end of period | 5 348 | 4 486 |

# IFRS impact on reported balance sheets

| | Effect on assets | Effect on liabilities | Effect on equity |
|---|---|---|---|
| **Transition date 1 September 2004** | | | |
| Property, plant and equipment | 34 | (10) | (24) |
| Foreign currency translations | (9) | – | 8 |
| | 25 | (10) | (16) |
| **Interim period ended 28 February 2005** | | | |
| Property, plant and equipment | 40 | (11) | (29) |
| Foreign currency translations | (10) | – | 10 |
| | 30 | (11) | (19) |
| **Year ended 31 August 2005** | | | |
| Property, plant and equipment | 37 | (11) | (26) |
| Foreign currency translations | (12) | – | 12 |
| | 25 | (11) | (14) |

# IFRS impact on reported results

| | Income before taxation | Taxation | Attributable profit |
|---|---|---|---|
| **Interim period ended 28 February 2005** | | | |
| Property, plant and equipment | 5 | (1) | 5 |
| Foreign currency translations | 14 | (4) | 10 |
| Share-based payments | (16) | – | (16) |
| Operating leases | (1) | | (1) |
| | 2 | (5) | (1) |
| **Year ended 31 August 2005** | | | |
| Property, plant and equipment | 3 | (1) | 2 |
| Foreign currency translations | 23 | (7) | 16 |
| Share-based payments | (31) | – | (31) |
| | (5) | (8) | (13) |
| **Interim period ended 28 February 2006** | | | |
| Property, plant and equipment | 6 | (2) | 4 |
| Share-based payments | (21) | – | (21) |
| Business combinations | (5) | 1 | (4) |
| | (20) | 1 | (21) |

# Segmental report
6 months ended 28 February 2006

| | | Russells | Joshua Doore | Bradlows | Price 'n Pride | Electric Express | Morkels | Barnetts | Other | Sub-total | HiFi Corp | Connection Group (2 months) | Abra | Corporate | Group |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Revenue | Rm | 1 287 | [illegible] | 464 | 581 | 280 | 856 | 448 | 43 | 4 834 | 1 043 | 348 | 147 | – | 6 085 |
| Operating income | Rm | 340 | 224 | 95 | 126 | 43 | 143 | 147 | 4 | 1 132 | 104 | 30 | 3 | (160) | 1 112 |
| Depreciation | Rm | 1 | 1 | 1 | 7 | – | 1 | – | – | 5 | 2 | 4 | 1 | 35 | 47 |
| Total assets | Rm | 1 707 | 1 588 | 435 | 678 | 347 | 888 | 721 | 81 | 6 449 | 821 | 876 | [illegible] | [illegible] | [illegible] |
| Total current liabilities | Rm | 605 | 248 | 124 | 102 | 79 | 161 | 63 | (1) | 1 100 | 102 | 284 | 44 | 837 | [illegible] |
| Capital expenditure | Rm | 2 | 2 | 1 | 1 | – | 1 | 1 | – | 8 | 1 | 4 | 3 | 135 | 161 |
| Operating margin | % | 27,3 | 25,1 | 20,1 | [illegible] | 16,3 | [illegible] | 31,4 | [illegible] | 24,0 | 10,0 | [illegible] | 2,0 | | [illegible] |
| Total sale of merchandise | Rm | 788 | 538 | 311 | 300 | 148 | 379 | 347 | 37 | 2 718 | 1 042 | 341 | 145 | | 4 245 |
| Share of Group sale of merchandise | % | 17,6 | 12,8 | 7,3 | 7,0 | 3,7 | 8,7 | 8,0 | 0,6 | 63,9 | 24,6 | 8,1 | 3,6 | | 100,0 |
| Credit sales | Rm | [illegible] | [illegible] | 227 | 271 | 100 | 304 | 218 | 30 | 2 030 | | | | | 2 096 |
| Percentage of total sales | % | 73,6 | 72,1 | 73,0 | 90,8 | 67,1 | 82,4 | 88,7 | 81,1 | 77,4 | | | | | 48,4 |
| Cash sales | Rm | 252 | 149 | 84 | 28 | 52 | 68 | 29 | 7 | 617 | 1 042 | 341 | 145 | | 2 149 |
| Percentage of total sales | % | 26,7 | 27,9 | 27,0 | 9,4 | 32,9 | 17,6 | 11,3 | 18,9 | 22,7 | 100,0 | 100,0 | 100,0 | | 50,6 |
| Deposit rate on credit sales | % | 13,0 | 16,0 | 18,8 | 11,6 | 17,0 | 13,6 | 13,8 | 13,3 | 13,8 | | | | | 13,8 |
| Number of stores | | 301 | 148 | 88 | 119 | 117 | 114 | 109 | 16 | 912 | 50 | 64 | 42 | | 1 068 |
| Revenue per store | R000 | 6 254 | 6 119 | 5 273 | 4 714 | 2 338 | 8 140 | 4 304 | 3 400 | 4 553 | 42 100 | 5 344 | 3 500 | | [illegible] |
| Retail square metreage | | 141 086 | 111 402 | 65 144 | 72 215 | 16 758 | 82 718 | 60 631 | 12 902 | [illegible] | 22 577 | 28 222 | 63 145 | | [illegible] |
| Revenue per square metre | Rand | 5 583 | 5 018 | 7 132 | 7 758 | 18 834 | 7 000 | 7 719 | [illegible] | [illegible] | [illegible] | 12 043 | 4 433 | | [illegible] |
| Number of employees | | 3 320 | 2 507 | 1 463 | 1 937 | 746 | 1 932 | 1 721 | 327 | 14 002 | 1 736 | 651 | 340 | [illegible] | [illegible] |
| Revenue per employee | R000 | 388 | [illegible] | 317 | 301 | 352 | 318 | 375 | 133 | [illegible] | [illegible] | [illegible] | [illegible] | | 346 |
| Instalment sale receivables – gross | Rm | 2 149 | 1 341 | 716 | 1 148 | 426 | 835 | 842 | 111 | 7 277 | 2 | | | (2) | 7 907 |
| Bad debts written off | Rm | 85 | 34 | 11 | 41 | 11 | 18 | 33 | 8 | 204 | | | | | 204 |
| Bad debts written off as a percentage of gross receivables | % | 3,7 | 2,5 | 1,5 | 3,6 | 2,6 | 1,7 | 2,7 | 7,2 | 2,8 | | | | | 2,8 |
| Receivables' arrears | Rm | 171 | 83 | 43 | 119 | 23 | 38 | [illegible] | 21 | 616 | | | | | 616 |
| Receivables' arrears as a percentage of gross receivables | % | 8,0 | 6,2 | 6,2 | 10,4 | 5,4 | 5,8 | 2,6 | 18,9 | 7,9 | | | | | 7,8 |
| Collection rate | % | 7,3 | 7,1 | 7,8 | [illegible] | 7,8 | 7,4 | 6,5 | 7,9 | 7,1 | | | | | 7,1 |
| Average length of the book | Months | 16,0 | 14,1 | 12,7 | 16,7 | 13,5 | 13,7 | 16,4 | 12,8 | 14,1 | | | | | 14,1 |

# Segmental report
6 months ended 28 February 2005

| | | Russells | Joshua Doore | Bradlows | Price 'n Pride | Electric Express | Morkels | Barnetts | Other | Sub-total | HiFi Corp | Abra | Corporate | Group |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Revenue | Rm | 1 131 | 702 | 428 | 474 | 248 | 817 | 400 | 66 | 4 036 | 1 024 | 126 | – | 5 177 |
| Operating income | Rm | 297 | 159 | 85 | 80 | 47 | 190 | 131 | (8) | 818 | 130 | (5) | (105) | 840 |
| Depreciation | Rm | 1 | 1 | 1 | 1 | – | 1 | – | – | [illegible] | [illegible] | 1 | [illegible] | [illegible] |
| Total assets | Rm | 1 539 | 1 078 | 600 | 760 | 313 | 717 | 624 | 60 | 5 730 | 207 | 80 | 2 380 | 8 387 |
| Total current liabilities | Rm | 322 | 520 | 150 | 100 | 71 | 154 | 84 | 14 | 1 115 | 100 | 38 | 598 | 2 157 |
| Capital expenditure | Rm | 1 | 1 | 1 | 1 | – | 2 | 1 | 1 | 9 | 3 | 1 | 40 | 53 |
| Operating margin | % | 26,3 | 22,0 | 18,7 | 16,8 | 19,1 | 23,3 | 33,0 | (11,8) | 20,3 | 13,0 | (4,0) | | 16,1 |
| Total sale of merchandise | Rm | 775 | 494 | 233 | 253 | 183 | 370 | 213 | 38 | 2 508 | 1 024 | 124 | | [illegible] |
| Share of Group sale of merchandise | % | 19,3 | 12,8 | 6,0 | 7,1 | 4,3 | 9,2 | 5,0 | 1,0 | 67,7 | 26,8 | 3,5 | | 100,0 |
| Credit sales | Rm | 612 | 290 | 207 | 231 | 96 | 205 | 190 | 27 | 1 690 | | | | 1 690 |
| Percentage of total sales | % | 76,0 | 74,4 | 73,1 | 91,3 | 64,7 | 80,6 | 89,2 | 76,0 | 74,0 | | | | [illegible] |
| Cash sales | Rm | 165 | 115 | 75 | 22 | 34 | 64 | 23 | 9 | 529 | 1 024 | 124 | | 1 677 |
| Percentage of total sales | % | 24,0 | 25,6 | 26,9 | 8,7 | 35,3 | 19,4 | 10,8 | 25,0 | 26,0 | 100,0 | 100,0 | | 47,1 |
| Deposit rate on credit sales | % | 13,8 | 16,7 | 19,3 | 12,8 | 16,8 | 12,7 | 13,8 | 22,1 | 14,7 | | | | 14,7 |
| Number of stores | | 205 | 147 | 90 | 118 | 116 | 118 | 103 | 15 | 901 | 17 | 41 | | [illegible] |
| Revenue per store | R000 | 5 493 | 5 120 | 4 507 | 4 051 | 2 121 | 4 457 | 3 913 | 4 250 | 4 471 | 60 235 | 3 049 | | 5 398 |
| Retail square metreage | | [illegible] | 119 854 | 64 238 | 71 795 | 16 801 | 84 280 | 57 874 | 12 152 | [illegible] | [illegible] | 35 208 | | [illegible] |
| Revenue per square metre | Rand | 7 973 | 5 541 | 5 870 | 5 964 | 14 642 | 9 138 | [illegible] | [illegible] | 7 134 | [illegible] | 3 581 | | [illegible] |
| Number of employees | | 3 111 | 2 481 | 1 420 | 1 097 | 747 | 1 746 | 1 735 | 412 | 13 630 | 1 430 | 500 | 570 | 16 130 |
| Revenue per employee | R000 | 364 | [illegible] | 303 | [illegible] | 200 | [illegible] | [illegible] | 163 | 298 | [illegible] | 250 | | [illegible] |
| Instalment sale receivables – gross | Rm | 1 987 | 1 311 | 840 | 1 008 | 236 | 840 | 770 | 141 | [illegible] | 1 | | | 7 024 |
| Bad debts written off | Rm | 90 | 32 | 11 | 47 | 8 | 18 | 25 | 12 | [illegible] | | | | [illegible] |
| Bad debts written off as a percentage of gross receivables | % | 3,8 | 2,4 | 1,7 | 4,3 | 3,1 | 1,3 | 2,5 | 8,5 | 2,8 | | | | 2,8 |
| Receivables' arrears | Rm | 157 | 110 | 61 | 138 | 21 | 72 | 74 | 48 | 710 | | | | 710 |
| Receivables' arrears as a percentage of gross receivables | % | 10,3 | 8,4 | 8,0 | 12,8 | 8,4 | 3,7 | 8,5 | 22,6 | 10,1 | | | | 10,1 |
| Collection rate | % | 7,4 | 7,8 | 8,3 | 6,2 | 7,4 | 8,6 | 6,7 | 8,7 | 7,4 | | | | 7,4 |
| Average length of the book | Months | 13,4 | 13,8 | 12,0 | 16,1 | 13,6 | 11,9 | 14,8 | 12,8 | 13,6 | | | | 13,4 |

# Segmental report
year ended 31 August 2005

| | | Russells | Joshua Doore | Bradlows | Price 'n Pride | Electric Express | Morkels | Barnetts | Other | Sub-total | HiFi Corp | Abra | Corporate | Group |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Revenue | Rm | 2 179 | 1 481 | 800 | 912 | 420 | 1 600 | 766 | 127 | 7 738 | 1 567 | 248 | | 9 533 |
| Operating income | Rm | 560 | 322 | 145 | 140 | 83 | 314 | 218 | (6) | 1 715 | [illegible] | (13) | (104) | 1 755 |
| Depreciation | Rm | 2 | 1 | 1 | 1 | – | 2 | 1 | 1 | 8 | 3 | 3 | 72 | [illegible] |
| Total assets | Rm | 1 544 | 1 100 | 562 | 754 | 406 | 700 | 627 | 149 | 5 762 | 233 | 62 | 2 552 | [illegible] |
| Total current liabilities | Rm | [illegible] | 243 | 129 | 108 | [illegible] | 157 | 103 | 8 | [illegible] | 127 | 57 | 817 | 2 122 |
| Capital expenditure | Rm | 2 | 2 | 1 | 2 | 1 | 2 | 2 | 2 | 14 | 9 | 1 | 114 | 138 |
| Operating margin | % | 25,7 | 21,7 | 18,0 | 15,7 | 17,0 | 21,3 | 28,5 | (4,7) | 22,2 | 12,2 | (5,2) | | 17,7 |
| Total sale of merchandise | Rm | 1 307 | 870 | 830 | 474 | 277 | 837 | 387 | 43 | [illegible] | 1 947 | 347 | | 6 785 |
| Share of Group sale of merchandise | % | 19,3 | 12,9 | 8,0 | 7,0 | 4,1 | 5,2 | 6,0 | 1,0 | 67,8 | 28,3 | 3,8 | | 100,0 |
| Credit sales | Rm | 982 | 642 | 231 | 431 | 182 | 408 | 253 | 32 | 2 458 | | | | 3 458 |
| Percentage of total sales | % | 75,1 | 73,8 | 72,7 | 90,9 | 65,7 | 88,8 | 88,9 | 75,4 | 76,7 | | | | 51,1 |
| Cash sales | Rm | 339 | 227 | 147 | 43 | 95 | 139 | 44 | 17 | 1 111 | 1 647 | 237 | | 3 308 |
| Percentage of total sales | % | 25,0 | 26,1 | 27,3 | 9,1 | 34,3 | 21,2 | 11,1 | 24,6 | 24,3 | 100,0 | 100,0 | | 48,9 |
| Deposit rate on credit sales | % | 13,8 | 15,8 | 16,1 | 18,0 | 19,4 | 13,4 | 15,6 | 19,2 | 14,7 | | | | 14,7 |
| Number of stores | | 199 | 147 | 87 | 119 | 114 | 113 | 105 | 18 | 900 | 13 | 41 | | [illegible] |
| Revenue per store | R000 | 10 950 | 10 075 | 9 204 | 7 072 | 3 900 | 8 862 | 7 298 | 7 056 | 8 602 | 102 674 | 6 049 | | 10 212 |
| Retail square metreage | | 140 811 | 114 005 | 64 265 | 73 106 | 15 491 | 84 830 | 58 722 | 12 087 | 563 858 | 33 992 | 33 680 | | [illegible] |
| Revenue per square metre | Rand | 15 476 | [illegible] | 12 467 | 14 428 | 27 241 | 11 850 | 13 042 | 9 784 | 13 872 | 56 028 | 7 330 | | 15 090 |
| Number of employees | | 3 207 | 2 518 | 1 800 | 1 947 | 780 | 1 784 | 1 716 | 411 | 13 810 | [illegible] | 477 | [illegible] | [illegible] |
| Revenue per employee | R000 | 679 | 588 | 527 | 469 | 611 | 570 | 447 | 309 | 560 | 1 188 | 620 | | [illegible] |
| Instalment sale receivables – gross | Rm | 1 833 | 1 321 | 622 | 901 | 276 | 903 | 788 | 118 | 6 961 | 3 | | | [illegible] |
| Bad debts written off | Rm | 116 | 75 | 23 | 25 | [illegible] | 41 | 43 | 24 | 445 | | | | 445 |
| Bad debts written off as a percentage of gross receivables | % | 5,1 | 5,7 | 3,5 | 8,8 | 5,3 | 5,1 | 6,2 | 20,7 | 6,4 | | | | 6,4 |
| Receivables' arrears | Rm | 182 | [illegible] | 44 | 117 | 90 | 57 | 66 | 24 | 600 | | | | 600 |
| Receivables' arrears as a percentage of gross receivables | % | 6,7 | 7,8 | 7,0 | 11,8 | 8,3 | 7,1 | 8,4 | 20,3 | 8,4 | | | | [illegible] |
| Collection rate | % | 7,4 | 7,4 | 6,3 | 6,3 | 7,4 | 5,4 | 6,7 | 8,0 | 7,4 | | | | 7,4 |
| Average length of the book | Months | 12,5 | 12,5 | 14,0 | 15,8 | 12,5 | 11,9 | 14,2 | 17,5 | 12,5 | | | | 13,8 |